SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               06 November, 2006


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Enclosures: 1. Transaction in Own Shares announcement made on 04 October 2006
            2. BT Finance BV announcement made on 06 October 2006
            3. Transaction in Own Shares announcement made on 06 October 2006
            4. Transaction in Own Shares announcement made on 11 October 2006
            5. Director/PDMR Shareholding announcement made on 13 October 2006
            6. Transaction in Own Shares announcement made on 18 October 2006
            7. Holding(s) in Company announcement made on 19 October 2006
            8. Transaction in Own Shares announcement made on 25 October 2006
            9. Transaction in Own Shares announcement made on 01 November 2006

Enclosure  1


Wednesday 4 October 2006

                               BT GROUP PLC

                        TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 598,245 ordinary shares at a maximum price of 227 pence per share and a minimum price of 146 pence per share. The transferred shares were all formerly held as treasury shares. Following the above transfer, BT Group plc holds 324,902,334 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,313,727,129.

Enclosure  2

Annual Report of BT Finance BV for the year ended 31 March 2006


A copy of the above document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:


Financial Services Authority

25 The North Colonnade

Canary Wharf

London

E14 5HS


Tel no: (0)20 7066 1000


- ENDS -

Enclosure  3

Friday 06 October 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 266.604 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 327,500,579 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,311,128,884.



                                  --: ends :--

Enclosure  4

Wednesday 11 October 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 552,186 ordinary shares at a maximum price of 227 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 326,350,148 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,312,619,241.


                                  --: ends :--

Enclosure  5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

 (1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
 (2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
 (3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
 (4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.


1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

Name of person discharging managerial responsibilities/director

SIR CHRISTOPHER BLAND

BEN VERWAAYEN

ANDY GREEN

HANIF LALANI

IAN LIVINGSTON

PAUL REYNOLDS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

HALIFAX CORPORATE TRUSTEES LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

RECOVERY OF 2,420 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

HALIFAX CORPORATE TRUSTEES LIMITED

8 State the nature of the transaction

RECOVERY OF 2,420 BT GROUP SHARES BY HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN FROM AWARDS MADE TO NON-ELIGIBLE INDIVIDUALS.


9. Number of shares, debentures or financial instruments relating to shares acquired

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

N/A

14. Date and place of transaction

131006 - UK

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

16. Date issuer informed of transaction

131006

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes


17 Date of grant

N/A.....................

18. Period during which or date on which it can be exercised

N/A...........................

19. Total amount paid (if any) for grant of the option

N/A...........................

20. Description of shares or debentures involved (class and number)

N/A...........................

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A...........................

22. Total number of shares or debentures over which options held following notification

N/A........................

23. Any additional information

THE ABOVE NAMED PERSONS HAVE TECHNICAL INTERESTS, AS AT 13 OCTOBER 2006 UNDER
SCHEDULE 13 OF THE COMPANIES ACT AS FOLLOWS:


A. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC IN 21,127,956 ORDINARY SHARES HELD BY ILFORD TRUSTEES (JERSEY) LIMITED IN RESPECT F CONTINGENT AWARDS UNDER EXECUTIVE SHARE PLANS;


B. A TECHNICAL INTEREST, TOGETHER WITH ALL EMPLOYEES OF BT GROUP PLC, IN 13,796 ORDINARY SHARES HELD IN THE NAME OF HALIFAX CORPORATE TRUSTEES LIMITED AS TRUSTEE FOR BT GROUP EMPLOYEE SHARE INVESTMENT PLAN.


24. Name of contact and telephone number for queries

GRAEME WHEATLEY 020 7356 6372

Name and signature of duly authorised officer of issuer responsible for making notification

GRAEME WHEATLEY

Date of notification

13.10.06

END

Enclosure  6


Wednesday 18 October 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 49,736 ordinary shares at a maximum price of 227 pence per share and a minimum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 326,300,412 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,312,971,245.


                                  --: ends :--

Enclosure  7

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1) Name of company

BT Group plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Total holding of the above shareholder

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them


Registered Holder                        Account Designation           Holding

BANK OF IRELAND                                        426353        1,094,322
BANK OF IRELAND                                        426360           99,369
BANK OF NEW YORK                                                       594,199
Barclays Bank PLC (Singapore)                                            3,811
BARCLAYS CAPITAL NOMINEES LIMITED                                    1,468,134
BARCLAYS CAPITAL NOMINEES LIMITED                                   15,203,454
Barclays Capital Securities Ltd.                                       493,390
Barclays Global Investors Canada                                       622,843
Barclays Trust Co & Others                                              39,572
BARCLAYS TRUST CO AS EXEC/ADM                                            1,145
Barclays Trust Co DMC69                                                 83,788
Barclays Trust Co E99                                                    1,817
Barclays Trust Co R69                                                  182,216
BNP PARIBAS                                                            607,560
CHASE NOMINEES LTD                                      16376        4,207,123
CHASE NOMINEES LTD                                      20947       59,043,234
CHASE NOMINEES LTD                                      21359        3,206,919
CHASE NOMINEES LTD                                      28270        1,031,669
CHASE NOMINEES LTD                                      28270        2,783,067
CIBC MELLON GLOBAL SECURITIES                                          456,420
Clydesdale Nominees HGB0125                          32419001            1,725
Clydesdale Nominees HGB0125                          59441401           28,085
Clydesdale Nominees HGB0125                          59477501              730
Clydesdale Nominees HGB0125                         100227401            1,252
Gerrard Nominees Limited                               602394            3,250
Gerrard Nominees Limited                               605704            1,600
Gerrard Nominees Limited                               607205            5,250
Gerrard Nominees Limited                               607486            1,040
Gerrard Nominees Limited                               608300            1,775
Gerrard Nominees Limited                               608459              650
Gerrard Nominees Limited                               611717            7,000
Gerrard Nominees Limited                               617906            4,000
Gerrard Nominees Limited                               620404            1,010
Gerrard Nominees Limited                               631118           24,600
Gerrard Nominees Limited                               633484            1,040
Gerrard Nominees Limited                               635860            3,200
Gerrard Nominees Limited                               637739            1,350
Gerrard Nominees Limited                               642686            1,530
Gerrard Nominees Limited                               643975           13,200
Gerrard Nominees Limited                               647291            2,700
Gerrard Nominees Limited                               650668            5,200
Gerrard Nominees Limited                               654151            3,500
Gerrard Nominees Limited                               658574            3,150
Gerrard Nominees Limited                               658729            1,950
Gerrard Nominees Limited                               659442            2,750
Gerrard Nominees Limited                               659645            2,600
Gerrard Nominees Limited                               660302            6,500
Gerrard Nominees Limited                               660318           88,000
Gerrard Nominees Limited                               660632            2,000
Gerrard Nominees Limited                               660758           33,000
Gerrard Nominees Limited                               660851           26,000
Gerrard Nominees Limited                               768557           24,350
Gerrard Nominees Limited                               770101           26,500
Gerrard Nominees Limited                               774125              750
Gerrard Nominees Limited                               774160            3,600
Gerrard Nominees Limited                               777488            1,550
Gerrard Nominees Limited                               777546              650
Gerrard Nominees Limited                               781271           17,500
Greig Middleton Nominees Limited (GM1)                               3,167,218
Greig Middleton Nominees Ltd (GM3)       126066DA                        3,400
Greig Middleton Nominees Ltd (GM3)       220805DN                      542,500
Greig Middleton Nominees Ltd (GM3)       523475DN                    1,000,000
INVESTORS BANK AND TRUST CO.                                         2,253,762
INVESTORS BANK AND TRUST CO.                                         2,584,811
INVESTORS BANK AND TRUST CO.                                           238,500
INVESTORS BANK AND TRUST CO.                                           937,848
INVESTORS BANK AND TRUST CO.                                           762,489
INVESTORS BANK AND TRUST CO.                                        22,174,884
INVESTORS BANK AND TRUST CO.                                           154,650
INVESTORS BANK AND TRUST CO.                                           778,486
INVESTORS BANK AND TRUST CO.                                         8,555,720
INVESTORS BANK AND TRUST CO.                                         1,425,520
INVESTORS BANK AND TRUST CO.                                        22,938,964
INVESTORS BANK AND TRUST CO.                                           122,306
INVESTORS BANK AND TRUST CO.                                           798,130
INVESTORS BANK AND TRUST CO.                                           939,750
INVESTORS BANK AND TRUST CO.                                         3,339,328
INVESTORS BANK AND TRUST CO.                                        39,875,155
INVESTORS BANK AND TRUST CO.                                           131,957
INVESTORS BANK AND TRUST CO.                                         2,578,634
INVESTORS BANK AND TRUST CO.                                           298,799
INVESTORS BANK AND TRUST CO.                                            65,963
INVESTORS BANK AND TRUST CO.                                         9,839,087
JP MORGAN (BGI CUSTODY)                                 16331        2,074,232
JP MORGAN (BGI CUSTODY)                                 16338          498,052
JP MORGAN (BGI CUSTODY)                                 16341        4,527,355
JP MORGAN (BGI CUSTODY)                                 16341        2,408,169
JP MORGAN (BGI CUSTODY)                                 16342        1,112,679
JP MORGAN (BGI CUSTODY)                                 16344          797,532
JP MORGAN (BGI CUSTODY)                                 16345        1,338,176
JP MORGAN (BGI CUSTODY)                                 16400       62,832,524
JP MORGAN (BGI CUSTODY)                                 17011          142,657
JP MORGAN (BGI CUSTODY)                                 18409        7,746,528
JPMorgan Chase Bank                                                    294,357
JPMorgan Chase Bank                                                  1,136,568
JPMorgan Chase Bank                                                  1,220,968
JPMorgan Chase Bank                                                    904,375
JPMorgan Chase Bank                                                    293,857
JPMorgan Chase Bank                                                     70,134
JPMorgan Chase Bank                                                    230,826
JPMorgan Chase Bank                                                    431,755
JPMorgan Chase Bank                                                    832,123
JPMorgan Chase Bank                                                  4,581,891
JPMorgan Chase Bank                                                    208,398
JPMorgan Chase Bank                                                     67,783
JPMORGAN CHASE BANK                                                    274,958
JPMORGAN CHASE BANK                                                    725,948
JPMORGAN CHASE BANK                                                  3,862,451
JPMorgan Chase Bank                                                    507,973
JPMorgan Chase Bank                                                    348,146
JPMorgan Chase Bank                                                    388,548
JPMorgan Chase Bank                                                     82,684
JPMorgan Chase Bank                                                    369,482
JPMorgan Chase Bank                                                  2,785,435
Master Trust Bank                                                      271,720
Master Trust Bank                                                      416,852
Master Trust Bank                                                    1,225,616
Mellon Trust - US CUSTODIAN /                                        1,040,412
Mellon Trust - US CUSTODIAN /                                          334,915
MELLON TRUST OF NEW ENGLAND                                            615,855
Mitsui Asset                                                           144,153
NORTHERN TRUST BANK - BGI SEPA                                       1,190,295
NORTHERN TRUST BANK - BGI SEPA                                       1,569,886
R C Greig Nominees Limited                                          13,274,443
R C Greig Nominees Limited a/c AK1                                   4,093,445
R C Greig Nominees Limited a/c BL1                                   1,137,154
R C Greig Nominees Limited a/c CM1                                     383,774
R C Greig Nominees Limited GP1                                       1,974,277
R C Greig Nominees Limited SA1                                         757,727
Reflex Nominees Limited                                                 10,893
Reflex Nominees Limited                                                  2,625
STATE STREET BANK & TRUST - WI                                       1,142,222
STATE STREET BOSTON                                                  1,116,968
STATE STREET BOSTON                                                  3,920,089
STATE STREET TRUST OF CANADA -                                       1,060,083
The Northern Trust Company - U                                         744,916
Trust & Custody Services Bank                                            4,975
Trust & Custody Services Bank                                        2,736,438
Trust & Custody Services Bank                                           80,783
ZEBAN NOMINEES LIMITED                                               1,501,833

                                 Total                             360,935,363




5) Number of shares/amount of stock acquired

Total holding of 360,935,363 shares

6) Percentage of issued class

4.34%

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class-

N/A

9) Class of security

Ordinary shares of 5p in BT Group plc


10) Date of transaction

n/a

11) Date company informed

19 October 2006

12) Total holding following this notification

Total holding of 360,935,363 shares

13) Total percentage holding of issued class following this notification

4.34%

14) Any additional information

This notification updates the previous notification dated 22 September 2006 and is a result of the change in the total holding of Barclays plc from 626,798,145 to 360,935,363 shares.


15) Name of contact and telephone number for queries

Graeme Wheatley, 020 7356 6372

16) Name of authorised company official responsible for making this notification

Graeme Wheatley, 020 7356 6372

Date of notification 19 October 2006

End

Enclosure  8

Wednesday 25 October 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 72,351 ordinary shares at a maximum price of 173 pence per share and a minimum price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 326,228,061 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,313,382,418.


                                  --: ends :--

Enclosure  9

Wednesday 1 November 2006

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its approved all-employee share schemes 76,981 ordinary shares at a maximum price of 227 pence per share and a minimum price of 146 pence per share. The transferred shares were all formerly held as treasury shares.


Following the above transfer, BT Group plc holds 326,151,080 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,313,863,869.


                                  --: ends :--

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 06 November, 2006